VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GREAT BASIN GOLD LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 22, 2009:

1. The following directors were elected:

Patrick R. Cooke
T. Barry Coughlan
Ferdinand Dippenaar
David M.S. Elliott
Wayne Kirk
*Sipho A. Nkosi
Walter T. Segsworth
Ronald W. Thiessen

2. PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as auditor of the Company.

*Mr. Nkosi resigned from the board of directors of the Company after the meeting was held and was replaced by Mr. Joshua Ngoma.